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Marc O. Williams
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

September 12, 2014
Re:	InterMune, Inc. Schedule TO-T filed by Klee Acquisition Corporation and Roche Holdings, Inc. File No. 005-60673

Daniel F. Duchovny
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 5, 2014 (the “Comment Letter”) regarding the above-referenced Schedule TO of Roche Holdings, Inc. (“Parent”) and Klee Acquisition Corporation (“Purchaser”) filed on August 29, 2014 (the “Schedule TO”).  In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1.  The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter. Set forth below is the heading and text of each of the Staff’s comments numbered 1 through 4, as set forth in the Comment Letter, followed by Parent’s and Purchaser’s response thereto.  Capitalized terms used herein but not otherwise defined herein have the respective meanings ascribed to them in Purchaser’s Offer to Purchase, filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”).

Offer to Purchase

Certain Information Concerning InterMune, page 26

1.	You may not disclaim responsibility for your disclosure. Please revise the first full paragraph of this section.

Daniel Duchovny	2	September 12, 2014

We have amended page 26 of the Offer to Purchase by deleting in its entirety the second sentence of the first full paragraph of under the heading “8. Certain Information Concerning InterMune”.

Certain Information Concerning Purchaser and Parent, page 28

2.
Please tell us why you need to qualify your disclosure beginning in the last paragraph of page 29 “to Purchaser’s and Parent’s knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

We respectfully acknowledge the Staff’s comment and advise the Staff that Parent and Purchaser made due inquiry of each person listed on Schedule I of the Offer to Purchase to obtain the information that is disclosed with respect to each such person. Where independent verification is not possible, Parent and the Purchaser relied on the information provided by the listed persons. Although Parent and Purchaser have no reason to believe any of the information provided in the disclosure is incorrect, Parent and Purchaser have qualified the disclosure due to the fact that it is based on this third party information.

In response to the Staff’s comment, we have revised the knowledge qualifiers on pages 29 and 30 of the Offer to Purchase to make clear that Parent and Purchaser have made due inquiry and that the statements are presented to the best of their knowledge. We believe that this revised knowledge qualifier is appropriate under the circumstances and note that it is consistent with the rules governing the “Signature” section of Schedule TO (Rule 14d-100 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), whereby any person filing a tender offer statement pursuant to Section 14(d)(1) of the Exchange Act certifies that the information set forth in such statement is true, complete and correct, after due inquiry and to the best of its knowledge and belief.

Source and Amount of Funds, page 30

3.	Revise this section to provide additional disclosure about borrowed funds as required by Item 1007(d) of Regulation M-A.

We have revised the disclosure on page 6 of the Offer to Purchase in response to the question “Do you have the financial resources to pay for the shares?” and on page 30 of the Offer to Purchase under the heading “10. Source and Amount of Funds” to address the Staff's comment.  Specifically, we have added the following disclosure in each of these two sections:  "Ultimate Parent or its controlled affiliates may choose to issue commercial paper or new bonds to obtain certain of such funds, but there is no agreement in place for any such debt financing nor have plans or arrangements been made to repay such possible debt financing, if entered into, except out of Ultimate Parent's and its controlled affiliates' ordinary course cash flows.  If no such debt financing is consummated, all of our funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds."

Daniel Duchovny	3	September 12, 2014

Background of the Offer, page 30

4.
Revise the entry for July 25, 2014 to further describe the information shared by Mr. Welch with Dr. Schwan relating to the launch of pirfenidone in the US and any related discussion about the confidentiality and use of the information by Dr. Schwan or the bidders.

We have revised our disclosure on page 31 of the Offer to Purchase regarding the June 25, 2014 meeting between Mr. Welch and Dr. Schwan to include a further description of the requested information.

***

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Marc O. Williams
Marc O. Williams